**AM 1/7/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02053819

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
DEC 3 1 2002

SEC FILE NUMBER
8- 29236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grigsby & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Street Suite 320
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Chin (415) 392-4800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PS 1/8/03

OATH OR AFFIRMATION

I, Calvin B. Grigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grigsby & Associates, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 30th day of Sept., 2002

Darnella Broaden
Notary Public

Signature

Title

DARNELLA BROADEN
Commission # 1196488
Notary Public - California
San Francisco County
My Comm. Expires Oct 13, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Grigsby & Associates, Inc., and Subsidiary
San Francisco, CA

I have audited the accompanying consolidated statement of financial condition for Grigsby & Associates, Inc. and Subsidiary (the Company) as of September 30, 2002, and the related consolidated statement of operations, changes in stockholder's equity, liabilities subordinated to claims of the general creditor and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain sufficient discussion or evaluation from the Company's outside legal counsel of the litigation described in Note 5. In addition, because the Company was unable to obtain information from its unconsolidated affiliate described in Note 2, we were unable to form an opinion regarding its investment in the affiliate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain sufficient discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel and information regarding the Company's investment in its unconsolidated affiliate as discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2002, and the related consolidated statements of operations and retained earnings, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended in conformity with generally accepted accounting principles.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and substantial litigation that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 22, 2002

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2002

Assets

Cash and cash equivalents	$ 1,026,496
Receivable from clearing firm	50,000
Investment in marketable securities	6,255
Property, plant & equipment, net of $190,636 accumulated depreciation	3,364
Receivable from related party	688,190
Investment in marketable securities	66,355
Deposits	5,660
Notes receivable	40,991
Other assets	38,312
Total assets	$ 1,925,623

Liabilities & Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 27,453
Income taxes payable	1,600
Total liabilities	29,053

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Additional paid-in capital	3,438,522
Accumulated deficit	(1,553,207)
Unrealized gains(losses) on marketable securities, available for sale	(18,745)
Total stockholder's equity	1,896,570
Total liabilities & stockholder's equity	$ 1,925,623

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Operations
For the Year Ended September 30, 2002

Revenue	
Commissions	$ 27,483
Underwriting fees	136,005
Interest income and dividends	45,447
Unrealized gains (losses)	14,359
Realized gains (losses)	9,464
Total revenue	232,758
Expenses	
Employee compensation and benefits	76,690
Commissions and floor brokerage	39,527
Communications	11,774
Interest	11,873
Occupancy and equipment rental	43,221
Taxes, licenses, & fees, other than income taxes	16,212
Other operating expenses	158,974
Total expenses	358,271
Net income (loss) before income taxes	(125,513)
Income tax provision	
Income tax provision	1,600
Total income tax provision	1,600
Net income (loss)	$ (127,113)

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2002

	Common Stock	Additional Paid-in Capital	Accumulated deficit	Other	Total	Comprehensive income
Balance, October 1, 2001	$ 30,000	$ 2,438,522	$ (1,426,094)	-	$ 1,042,428	-
Proceeds from additional paid-in capital	-	1,000,000	-	-	1,000,000	-
Gain (loss) on marketable securities available for sale	-	-	-	(18,745)	(18,745)	(18,745)
Net income (loss)	-	-	(127,113)	-	(127,113)	(127,113)
Balance, September 30, 2002	$ 30,000	$ 3,438,522	$ (1,553,207)	$ (18,745)	$ 1,896,570	$ (145,858)

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Cash Flows
For the year ended September 30, 2002

Cash flows from operating activities:		
Net income (loss)		$ (127,113)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Depreciation	$ 4,320	
Valuation of marketable securities to market	(14,359)	
(Gain) loss on sale of marketable securities	(9,464)	
(Increase) decrease in:		
Notes receivable	(49,112)	
Account receivable	7,465	
Other assets	78,165	
(Decrease) increase in:		
Accounts payable	3,706	
Total adjustments		20,721
Net cash and cash equivalents used in operating activities		(106,392)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	378,398	
Purchase of investments	(33,768)	
Net cash and cash equivalents provided by investing activities		344,630
Cash flows from financing activities:		
Loans made to related parties	(242,955)	
Retirement of subordinated debt	(1,000,000)	
Proceeds from issuance of additional paid-in capital	1,000,000	
Net cash and cash equivalents used in financing activities		(242,955)
Net decrease in cash and cash equivalents		(4,717)
Cash and cash equivalents at beginning of year		1,031,213
Cash and cash equivalents at end of year		$ 1,206,496
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ 140,000	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the year ended September 30, 2002

	Subordinated Debt
Balance at October 1, 2001	$ 1,000,000
Additions (reductions)	(1,000,000)
Balance at September 30, 2002	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the amounts of Grigsby Brandford Capital Partners (the Subsidiary), a wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

General

Grigsby & Associates, Inc. and Subsidiary (formerly Grigsby Brandford & Co., Inc.) was incorporated in 1981, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1983. Grigsby & Associates, Inc. and Subsidiary (the "Company") is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

Investments in Unconsolidated Affiliates

The investment in unconsolidated affiliates in which the Company maintains a 50% interest, is accounted for under the equity method. The Company's interest is carried at cost adjusted for its proportionate share of distributed and undistributed earnings or losses.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation and amortization is computed using the straight line method over the estimated useful life (3 to 7 years) of the assets. Leasehold improvements are amortized over the life of the lease (10 years).

Income Taxes

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to investments in partnerships and closely held corporations (use of different methods of accounting for financial statement and income tax purposes), depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and contributions (limitations on amount of deduction based upon income for income tax purposes and for financial statement purposes).

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Related Party Transactions

The majority shareholder and president of the Company is also the majority stockholder and president of Fiscal Funding Co., Inc.. The receivable is non-interest bearing. If interest would have been charged at the current U.S. bank rates, approximately 3.5%, the interest income not included in these financial statements of $19,835 is immaterial to the financial statements when taken as a whole.

Securities Transactions

Investments in securities transactions are shown at market value. The change in unrealized gains and losses on investments in marketable securities is reflected in the statements of operations. Securities transactions are recorded on the trade date.

The mutual funds and annuities income are recognized when earned.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Stockholders and Officers

The Company's stockholders and officers have loaned the Company money. Some of the loans are unsecured, others are subordinated to claims of general creditors. The unsecured loans are non-interest bearing.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Notes to Financial Statements
September 30, 2002

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company owns a 50% interest in two closely-held corporations (G.B. Derivative Products Corporation and GBDP Corporation). These two corporations own general partnership interests in three partnerships (1% - GB Derivative Products., L.P., 1% - GBDP Holdings, L.P., and 1% - GBDP, L.P.). The Company also owns a limited partnership interest in two of these partnerships (49.5% - GB Derivative Products Co., L.P. and 49.5% - GBDP Holdings, L.P.). GBDP Holdings, L.P. in addition, owns a 99% limited partnership interest in GBDP, L.P.. The unconsolidated affiliates are collectively referred to as GBR Financial Products Companies (GBR).

The affiliated companies were formed to engage in interest and currency swap transactions through GBDP, L.P.. These transactions involve obligating itself to pay a stream of payments at a given rate while simultaneously entering into a hedging transaction to receive a stream of payments at a rate in excess of that of the payment stream. Revenues are recorded as the net payment stream. Because of the degree of uncertainty involving these transactions, the Company accounts for its equity investment in these entities on the cash receipts and disbursements method of accounting.

In accordance with the limited partnership agreement, the Company made a capital contribution of $545,000 to GBDP Holdings, L.P.. In accordance with the agreement, the Company is liable only to the extent of its capital contribution. The allocation of the partnership loss is allocated first to the Company, equal to the excess of its aggregate capital contributions of the other limited partner. At September 30, 2002, the Company was the sole contributor to the partnership.

The Company's share of partners' (deficit) and equity earnings of approximately ($25,000), at September 30, 2002 has not been recorded.

Subsequent to September 30, 1996, the Company has been unsuccessful in obtaining any information from GBR, regarding its 50% financial interest. The Company is currently seeking legal demand for access to the books and records of GBR. (See Note 5)

The Company's investment in GBR is carried at zero value. There has been no income or expenses on its investment in GBR on the statement of operations for the year ended September 30, 2002, nor has the Company received any distributions from GBR during the year ended September 30, 2002.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Notes to Financial Statements
September 30, 2002

Note 3: PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation are as follows:

Furniture and equipment	$ 194,000
Accumulated depreciation and amortization	(190,636)
Property, plant and equipment, net	$ 3,364

Depreciation expense for the year ended September 30, 2002, was $4,320.

Note 4: INCOME TAXES

The current provision of $1,600 for income taxes consists of the franchise tax board minimum payment of $800 for both Grigsby & Associates, Inc. and its subsidiary, Grigsby Brandford Capital Partners.

The Company has available at September 30, 2002 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $842,750, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended September 30,
$ 569,136	2017
1,047,137	2018
920,226	2019
317,975	2020
516,527	2021
$ 3,371,001	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: COMMITMENTS AND CONTINGENCIES

Rent expense for the year ended September 30, 2002, was $67,920, and is included in occupancy and equipment rental in the statements of operations.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2002 were subsequently settled and had no material effect on the financial statements as of that date.

Litigation

The Company and Calvin Grigsby have filed a lawsuit in the federal district court in Manhattan against J. Donald Rice Jr., Rice Derivative Holdings, L.P., Rice Derivative Holdings Corporation, GBR Derivative Products Company, L.P., GBR Derivative Products Corporation GBDP, L.P., GBDP Holdings, L.P., GBDP Corporation, GB Derivative Products Company, L.P., and GB Derivative Products Corporation (Collectively "Defendants"). The Company alleges that they are owed monies by the defendants from the operation of a series of limited partnerships involving the parties (see Note 2), which partnerships engaged in interest rate swap transactions in connection with municipal bond financing. The complaint sets forth the following claims:(1) to compel inspection of the defendants' books and records; (2) an accounting;(3) breach of fiduciary duty, (4) unjust enrichment and (5) constructive trust. The complaint seeks both equitable remedies and damages for breach of fiduciary duty in an unspecified amount.

The case is in its preliminary stage and based on the opinion of the Company's counsel, its too early to evaluate the likelihood of the favorable or unfavorable outcome. The Company has been prosecuting and intends to continue prosecuting the lawsuit vigorously.

The Company is involved in litigation arising in the normal course of business, the settlement of which, in the opinion of management and outside legal counsel, will not have a material adverse effect on the Company's financial position.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

The Company's receivables are predominately from other broker/dealers.

The Company maintains cash balances at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2002, the Company's uninsured cash balances totaled $412,419.

Operating Lease

In February 2002, the Company entered into a five (5) year lease for the San Francisco office space. Rent expense under this agreement for the year ended September 30, 2002 was $67,920.

The future minimum lease expenses in the aggregate and for each of the five succeeding years are:

	September 30,
2003	67,920
2004	67,920
2005	67,920
2006	16,980
Total	$ 220,740

Going Concern

The Company suspension of operation has resulted in substantial operating loss. The Company has had financial difficulties. Management has a plan to be more of a going concern. First, the Company has increased it's marketing effort. The Company has another proposal for underwriting for the city of Quincy, Florida, Capital improvement revenue bonds. Secondly, to provide liquidity, the sole shareholder will continue to capitalized the Company to fund its continuing operations.

Note 6: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities under subordination agreements are as follows:

Subordinated note, to the Company's president and major stockholder at 14%, due October 31, 1993, extended to October 31, 2002	$ 1,000,000
Total	$ 1,000,000

The interest expense for the year was $11,666

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. (NASD) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated note matured in October 2002. Upon maturity, the proceeds were added to additional paid-in capital.

Note 7: PENSION PLAN

The Company maintains a defined contribution pension plan covering substantially all of the Company's employees. The Company contributes an amount equal to 10% of participant's compensation subject to a maximum contribution of $15,000, per employee. For the year ended September 30, 2002, the Company contributed $6,846 to the plan, which is included in employee compensation and benefits in the statement of operations.

Note 8: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on September 30, 2002, the Company's net capital of $ 958,415 exceeded the minimum net capital requirement by $858,415; and the Company's ratio of aggregate indebtedness $27,603 to net capital was 0.03:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Grigsby & Associates, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2002

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	3,438,522	
Retained deficit	(1,551,757)	
Unrealized gains (losses) on marketable securities, available for sale	(18,745)	
Total stockholder's equity		$ 1,898,020
Less: Non-allowable assets		
Receivable from related parties	(688,190)	
Property, plant and equipment, net	(3,364)	
Notes receivable	(40,991)	
Deposits	(5,660)	
Other assets	(38,312)	
Total adjustments		(776,517)
Net capital before haircuts		1,121,503
Haircuts on securities		
Marketable securities, available for sale	(8,371)	
Warrants	(16,800)	
Money market	(11,590)	
Corporate bond	(25,519)	
Other - Fidelity Bond deductible	(88,000)	
Total haircuts on securities		(150,280)
Undue concentration		(12,808)
Net capital		958,415
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,841	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 858,415
Ratio of aggregate indebtedness to net capital	0.03: 1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2002

A computation of reserve requirement is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2002

Information relating to possession or control requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Grigsby & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Grigsby & Associates, Inc.

In planning and performing my audit of the financial statements of Grigsby & Associates, Inc. (the Company), for the year ended September 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Grigsby & Associates, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 22, 2002